Exhibit 4.2

Form of Letter to Select Employees of Oppenheimer Holdings Inc.

To:

“first name” “last name”

“street address”

“city”,”state” “zip code”

From:

Bud Lowenthal

Date:

June 16, 2006

Re:

“OPY” Ownership Opportunity

Over the past several years, we have had numerous inquiries from our employees as to a means for them to expand their ownership in our firm. We believe that an opportunity now exists for selected individuals to participate in acquiring an equity interest in the firm. Today, we have announced a transaction that would involve (i) the repurchase of Exchangeable Debentures previously issued by the Company to CIBC and (ii) the transfer of up to $35,000,000 of the Debentures (at cost) to an Employee Benefit Plan.  A copy of the press release may be viewed on the Company’s intranet site as well as at www.sec.gov under the Company symbol “OPY”.  The Debentures may be exchanged for shares of the Company’s Class A non-voting stock at an exchange rate of $23.20.  If the exchange occurred now under current market conditions, the exchange would be “in the money”. Participation in this Employee Benefit Plan is only being extended to a select group of employees and requires a minimum participation of $25,000. There will be no Company leverage or financing available and we expect that subscriptions for Plan interests be received no later than July 15th, 2006 (coordinated with the repurchase of the debentures).

This opportunity arises based on the Company’s agreement in principle with CIBC to purchase from them their entire ownership position in our Exchangeable Debentures totaling $160,822,000. The retirement of the debentures not purchased by the Employee Benefit Plan will be funded through a financing consisting of senior secured debt and internally available funds. The vast majority of these debentures will be retired thus reducing the number of shares outstanding (on a fully diluted basis) by approximately 30%. We are reserving a limited number of the debentures for an Employee Benefit Plan that will be made available to you for your review if you indicate an interest as described below.

We anticipate that the debentures will be repurchased at par (100%) and the amount subscribed for will be deposited at “cost” in the Plan. The debentures yield 4% (based on 100) for the balance of 2006, and the yield increases to 5% from January 1, 2007 till the debentures mature on January 2, 2013. The debentures have an exchange feature, which permits them to be converted into OPY Class A non-voting shares at U.S.$23.20 per share. Thus each $25,000 of debentures will convert into 1077 OPY Class A shares. The purpose of this offering is to offer our most valued employees the opportunity to have an expanded ownership interest under favorable terms.

At this time, we are only attempting to determine if you might be interested in participating in the offering.  Those employees who express an interest will receive a full description of the Plan and other information relevant to their investment decision for their consideration.  This letter is not intended to constitute an offer to purchase securities or a solicitation to purchase securities.

Should you choose to subscribe for interests in the Plan, your investment will have limited liquidity until the debentures mature on January 2, 2013. The yield on the debentures will be passed through to you and will be taxable at ordinary rates. Should you leave the firm (other than by retirement or death or certain other conditions set forth in the Plan), you will be bought out at “cost”, with the retired interests being re-offered to other employees in the Plan at “cost”. This should be carefully considered, before you decide to  invest.

Please be advised that your participation is purely voluntary and that there will there be no adverse inference drawn based on your decision. By responding to this letter, your expression of possible interest will not be binding on you and you are under no obligation or pressure to participate in the offering.

We are interested in your preliminary indication of interest. There will be a Plan description and other material further describing the investment in substantially greater detail. If you may be interested in participating, please sign and return the acknowledgement copy of this letter (via facsimile) to Francine Barna at 212-943-8728.

The units being offered will be allocated based on criteria that are still being developed. We expect, although do not guarantee, that the maximum amount of units that may be offered to you would be “units qty”___ units ($5,000/unit).

_______________________________________________________________

(Fax to Francine Barna 212-943-8728)

I am interested in hearing more about the Offering and am (at present) interested in participating in _____ units at $5,000 per unit for a total investment of $________________.  I understand that the full amounts of units I am interested in may not be available in the Offering and I may only be able to subscribe for a lesser number of units than indicated above.

Signed

_____________________________

Name: _”first name” “last name”___

Phone number: _______________________

OPCO e-mail:  _______________________

If it becomes available, I would be interested in purchasing additional units. My interest is to purchase an additional ______ units at $5000 per unit. This does not include the units that I have requested above.